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David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

June 4, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim McManus

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A, filed on March 22, 2024 File Numbers 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the supplemental comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) by phone (the “Comments”) on June 4, 2024, relating to Post-Effective Amendment No. 10 (“PEA No. 10”) to the Trust’s Registration Statement on Form N-1A filed on March 22, 2024, regarding the Kurv TaxOptimized Large Cap ETF (the “Fund”), a series of the Trust, and the response letter to the Staff’s comments on PEA No. 10 dated May 24, 2024 (the “May 24 Comment Response Letter”). The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Principal Investment Strategies

Alston & Bird LLP	www.alston.com

Atlanta | Beijing | Brussels | Charlotte | Dallas | Los Angeles | New York | Research Triangle | San Francisco | Silicon Valley | Washington, D.C.

June 4, 2024

Comment #1

With respect to the response to Comment #3 in the May 24 Comment Response Letter, given the Fund will invest 80% of its net assets in equity securities does it anticipate any tax optimization strategy for these securities. For example, does it intend to hold such securities long enough to qualify for long term capital gains tax treatment? Does it intend to defer taxable gains where possible? If yes, please disclose in the principal investment strategies. If the Fund is not doing more than tax optimization on 20% of portfolio, please explain why the tax optimized reference in the name is not materially deceptive or misleading.

Response #1

The Registrant confirms that the tax optimization is due primarily to actively managing the after-tax yield of the Fund’s municipal bond exposure and ETFs in the portfolio. We anticipate this to be more than 80% of the portfolio’s market value. Accordingly, we do not believe the reference to tax optimization in the Fund’s name to be materially deceptive or misleading.

We note that Rule 35d-1 generally requires a fund to use notional amounts to value derivatives in assessing whether it has invested 80% of its assets consistent with its 80% investment policy. The Registrant notes that for purposes of the Fund’s 80% policy, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities of U.S. large capitalization companies, U.S. large cap equity ETFs or derivatives on U.S. large cap equity ETFs, the value of which are linked to equity securities issued by large-capitalization companies [emphasis added]. Notionally, the Fund will have 100% US Large Cap exposure, backed by fixed income instrument exposure in the collateral. By market value, however, the Fund’s fixed instrument exposure, which includes municipal bonds and preferred securities, will be greater than 80% of the Fund’s portfolio. As the tax optimization strategy extends to the fixed income instruments comprising more than 80% of the portfolio by market value, the Registrant does not believe that the term “TaxOptimized” in the Fund’s name is materially deceptive or misleading.

Summary Section – Principal Risks

Comment #2

With respect to the response to Comment #7 in the in the May 24 Comment Response Letter with respect to “Exchange-Traded Fund (ETF) Structure Risk”, please disclose or confirm supplementally that international securities risk is not material.

Response #2

The Registrant confirms that international securities risk as a subset of Exchanged Traded Fund (ETF) Structure Risk, is not a material risk of the Fund.

Statutory Section – Fund Management

Comment #3

You noted to the Staff on June 4, 2024, that the Trust intends to apply for a “manager of managers” exemptive order and that the Fund intends to include disclosure regarding same in its prospectus. Please provide that disclosure.

June 4, 2024

Response #3

The Registrant intends to include the following disclosure in the “Statutory Section – Fund Management” immediately following the section “Portfolio Manager”:

Manager of Managers Structure

Section 15(a) of the 1940 Act requires that all contracts pursuant to which persons serve as investment advisers to investment companies be approved by shareholders. This requirement also applies to the appointment of sub-advisers to the Fund. Although the Fund is not currently sub-advised, the Trust and the Adviser have applied for exemptive relief from the SEC (the “Order”), which will permit the Adviser, subject to the approval of the Board of Trustees (“Board”), including the approval of the Trustees who are not interested persons of the Trust, as defined in the 1940 Act (the “Independent Trustees”), to change or select new unaffiliated sub-advisers without obtaining shareholder approval (the “Manager-of-Managers Structure”). The relief would also permit the Adviser to materially amend the terms of agreements with an unaffiliated sub-adviser (including an increase in the fee paid by the Adviser to the unaffiliated sub-adviser (and not paid by the Fund)) or to continue the employment of an unaffiliated sub-adviser after an event that would otherwise cause the automatic termination of services with Board approval, but without shareholder approval. Shareholders will be notified of any unaffiliated sub-adviser changes. The Adviser, subject to the oversight of the Board, has the ultimate responsibility for overseeing a sub-adviser and recommending their hiring, termination and replacement. Assuming the Order is granted, it will also provide relief from certain disclosure obligations with regard to sub-advisory fees paid by the Adviser (not the Fund). The Order will be subject to various conditions, including that the Fund will notify shareholders and provide them with certain information required by the exemptive order within 90 days of hiring a sub-adviser, any changes made to the sub-adviser or material changes to a sub-advisory agreement. The sole initial shareholder of the Fund has approved the Fund’s operation under the Manager-of-Managers Structure.

The Manager-of-Managers Structure will enable the Trust to operate with greater efficiency by not incurring the expense and delays associated with obtaining shareholder approvals for matters relating to sub-advisers or sub-advisory agreements. Operation of the Fund under the Manager-of-Managers Structure will not permit management fees paid by the Fund to the Adviser to be increased without shareholder approval. There is no assurance that the Order will be granted.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum